

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 28, 2006

Mr. Philip W. Cook
Senior Vice President – Chief Financial Officer
Quicksilver Resources Inc.
777 Wet Rosedale, Suite 300
Fort Worth, Texas 76104

> **Re:**   **Quicksilver Resources Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 1, 2006**
> **File No. 001-14387**

Dear Mr. Cook :

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Note 11, Notes Payable and Long-Term Debt, page 74

1.   Your disclosures indicate the convertible subordinate debentures due November 1, 2024 are contingently convertible into your common stock, subject to adjustment. Please describe in detail the circumstances in which the conversion price may adjust from 32.7209 shares for each $1,000 debentures and identify the

related agreements and sections within those agreements, which provide for these terms.

2.   Tell us what consideration you have given to SFAS 133, EITF 00-19 and other related accounting guidance and identify the conclusions you reached in accounting for the conversion feature of your convertible subordinated debentures due November 1, 2024.

Engineering Comments

Item 1. Business, page 3

Areas of Operations, page 4

3.   We note your disclosure of proved reserves as well as that portion that is developed. Rule 4-10(a)(4) of Regulation S-X provides that proved undeveloped oil and gas reserves may be attributed to locations not offsetting productive units only "…where it can be demonstrated with certainty that there is continuity of production from the existing productive formation (emphasis added)." Please submit to us the engineering and geologic justification for any PUD reserves you have claimed which are not in legal, technically justified locations offsetting (adjacent to) productive wells. Otherwise, either affirm to us that none of your claimed PUD reserves are attributed to such locations or delete such volumes from your disclosed proved reserves.

Business Strategy, page 5

4.   We note your statement, "We plan to drill approximately 350 net development wells in these [Canadian CBM and Barnett Shale] formations in 2006." Please amend your document to discuss the portion of these wells that will be horizontal and your experience in drilling horizontal wells.

Item 2. Properties, page 19

Oil and Gas Reserves, page 21

5.   We note your statement, "The following reserve quantity and future net cash flow information concerns our proved reserves that are located in the United States and Canada. Independent petroleum engineers with Schlumberger Data and Consulting Services, LaRoche Petroleum Consultants, Ltd. and Netherland, Sewell & Associates, Inc. prepared our reserve estimates." It is not clear which engineer performed a specific estimate. Please amend your document to identify the geographic area and reporting period with the corresponding engineer.

6.   Please tell us whether you:

> a) You discharged an engineer due to disagreements over reserve estimates and the details of such discharge;
>
> b) Your consulting engineers report to management or your board of director.

Oil and Gas Acreage, page 26

7.   We note that your disclosed net undeveloped acreage figure is over twice that of your net developed acreage. In part, paragraph 5 of SEC Industry Guide 2 requires "…an indication of acreage concentrations, and, if material, the minimum remaining terms of leases and concessions." Please amend your document here to disclose any significant acreage expirations in each of the next three years.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717 or April Sifford, Branch Chief, at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters. You may contact Ron Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director